UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

China Security & Surveillance Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower
Shennan Road
Futian, Shenzhen, 518034
China
(86) 755-8351-0888

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(86) 10 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introductory Note

This Amendment No. 7 (“Amendment No. 7”) is filed with respect to China Security & Surveillance Technology, Inc. (the “Company” or “Issuer”) by Whitehorse Technology Limited, a company organized and existing under the laws of the British Virgin Islands (“Whitehorse”), Mr. Tu Guo Shen (“Mr. Tu”), Intelligent One Limited, a company organized and existing under the laws of the British Virgin Islands (“Intelligent One”), and Rightmark Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (“Rightmark”, and together with Whitehorse, Mr. Tu and Intelligent One, the “Reporting Persons”).  This Amendment No. 7 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.

Item 4.           Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Amended and Restated Merger Agreement. On May 3, 2011, the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Rightmark, Rightmark Merger Sub and Mr. Tu (solely for the purpose of Section 6.15 of the Amended and Restated Merger Agreement).  The Amended and Restated Merger Agreement amends and restates the Merger Agreement to, among other things, (i) revise the stockholder approval requirement from the affirmative vote of the holders of a majority of the outstanding shares of Common Stock in the Merger Agreement to the affirmative vote of the holders of both (a) a majority of the outstanding shares of Common Stock and (b) a majority of the outstanding shares of Common Stock (other than the shares of Common Stock owned by Parent, Merger Sub, the Rollover Shareholders, and their respective affiliates), and (ii) extend the term of the go-shop period from 40 days after the date of the Merger Agreement to 60 days after the date of the Amended and Restated Merger Agreement.

The foregoing description of the Amended and Restated Merger Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Merger Agreement, a copy of which is attached hereto as Exhibit 7.06 and is incorporated herein by reference.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 3, 2011, the Issuer entered into the Amended and Restated Merger Agreement. The descriptions of the Amended and Restated Merger Agreement in Item 4 are incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Amendment No. 6:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons dated May 3, 2011
Exhibit 7.06	Amended and Restated Agreement and Plan of Merger by and among Rightmark, Merger Sub, the Issuer and Mr. Tu, dated May 3, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated:           May 3, 2011

Tu Guo Shen

/s/ Tu Guo Shen
Name:	Tu Guo Shen

Whitehorse Technology Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Intelligent One Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Rightmark Holdings Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director